UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board Of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO SHAREHOLDERS

We inform the Shareholders of Oi S.A. (“Oi” or the “Company”) of the following information, complementing the Notice to Shareholders disclosed on November 18, 2014, related to the reverse split of all common and preferred shares of Oi approved at the Company’s Extraordinary Shareholder’s Meeting held on November 18, 2014:

(i) Deadline for Adjusting Positions by the Shareholders: Today, December 19, 2014, marked the termination of the period during which shareholders of common and preferred shares of the Company, at their free and absolute discretion, were permitted to adjust their shareholding position to consist of lots of multiples of ten (10) shares by classes through trading on the BM&FBOVESPA S.A. - Securities, Commodities and Futures (the “BM&FBOVESPA”), in order to remain integrated in the shareholding structure of the Company with at least one share after the reverse split is completed.

(ii) Trading Price: After the period established for the adjustment of equity positions by the shareholders of the Company (i.e., as from December 22, 2014), the shares representing the share capital of the Company will be traded exclusively in the ratio resulting from the reverse split of the Company’s shares.

(iii) Sale of Fractional Shares: Any fractional shares resulting from the reverse split will be separated, grouped into whole numbers of shares and sold at auctions to be held on the BM&FBOVESPA, the dates of which will be duly disclosed, and the proceeds resulting from the sale will be made available on behalf of the holders of the relevant fractions within 7 (seven) business days after the settlement of the sale of the last auction, as follows: (a) an account holder with Banco do Brasil will have the corresponding amount credited directly into its checking account; (b) the remaining shareholders must appear at a Banco do Brasil branch of their choice; (c) the amount corresponding to shares deposited under the Central Securities Depository of BM&FBOVESPA will be credited directly to it, and the Central Securities Depository of BM&FBOVESPA will be responsible for transferring such amount to the holders of those shares through the Depository Agents; and (d) the amount corresponding to shares held by shareholders whose shares are blocked or have an outdated record shall be retained by the Company and made available to the relevant shareholder for payment only upon submission of supporting documentation to unblock the shares or identification, as the case may be.

Additional Information: The Investor Relations Department of the Company is available to clarify any questions regarding the reverse split on the site www.oi.com.br/ri.

Rio de Janeiro, December 19, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer (acting), Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer